Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), in accordance with Article 157, paragraph 4, of Law No. 6,404/1976 (“Brazilian Corporate Law”), and CVM Instruction No. 358/2020, both as amended, and Article 3 combined with Attachment 3 to CVM Instruction No. 565/2015, announces to its stockholders and the market in general, in line with the Material Facts disclosed on November 3 and 26, 2020, that, as of this date, the Company’s Board of Directors called the Extraordinary General Stockholders’ Meeting (“ESM”) to be held on January 31, 2021, according to the Call Notice disclosed as of this date, to resolve on the proposal for a corporate restructuring aimed at segregating Itaú Unibanco conglomerate’s business line related to the equity interest in XP Inc.’s capital stock (“XP”), a company headquartered in the Cayman Islands and listed on Nasdaq, represented by two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304) shares issued by XP, equivalent, as of September 30, 2020, to 41.05% of the capital of the latter, to a new company (“Newco”) to be incorporated on the date the ESM is held through spin-offs involving the Company (“Transaction”), under the terms and conditions set forth in the protocol and justification for the Transaction, disclosed by the Company as of the same date (“Protocol and Justification”).The percentage of XP’s capital stock to be held by Newco after the Transactions represents, as of this date, 40.52%, taking into account XP’s recent capitalization. 1. Identification of the companies involved in the Transaction and summarized description of their activities Itaú Unibanco Holding S.A., a publicly-held company enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its articles of association duly filed with the São Paulo State Board of Trade (JUCESP) under NIRE No. 35.3.0001023-0, and registered before the Brazilian Securities and Exchange Commission (“CVM”) under No. 19348, headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, City of São Paulo, State of São Paulo, and its corporate purpose is the banking activity in all its authorized forms, including foreign exchange transactions. In addition to being a financial institution, the Company is a holding company that controls many companies of the Itaú Unibanco Conglomerate. Itaú Unibanco S.A., a closely-held company enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.701.190/0001-04, with its articles of association duly filed with the São Paulo State Board of Trade (JUCESP) under NIRE No. 35.3.00023978, headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, City of São Paulo, State of São Paulo, and its corporate purpose is the page 2 banking activity in all its authorized forms, including foreign exchange transactions. Itaú Unibanco S.A. is a wholly-owned subsidiary of the Company. ITB Holding Brasil Participações Ltda., a limited liability company enrolled with the Brazilian Individual Taxpayers’ Registry of the Ministry of Finance (CNPJ/MF) under No. 04.274.016/0001-43, with its articles of association duly filed with the São Paulo State Board of Trade (JUCESP) under NIRE No. 35.2.1922828-0 (“ITB Holding”), headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 7º andar, Parque Jabaquara, City of São Paulo, State of São Paulo, and its corporate purpose is to hold equity interest in other companies in Brazil and abroad with the main purpose of coordinating their operational activities through studies, analyses, and suggestions on operating policies and projects for expansion and raising of funds required. ITB Holding has Itaú Unibanco S.A. and the Company as its sole stockholders, at the proportion of 99.9999995% and 0.0000005%, respectively. 2. Description and purpose of the Transaction The Transaction comprises the following steps: (i) the partial spin-off of ITB Holding, carried out as of this date, with the transfer of the spun-off portion to Itaú Unibanco S.A., which is solely represented by two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304) shares issued by XP (“Spun-off Portion”) (“ITB Holding Spin-off”); (ii) the partial spin-off of Itaú Unibanco S.A., with the transfer of the Spun-off Portion to the Company, as approved at the Extraordinary General Stockholders’ Meeting of Itaú Unibanco S.A. held as of this date (“Itaú Unibanco S.A. Spin-off”) and subject to the approval from the Company’s ESM called in this date and to be held on January 31, 2021; and (iii) the partial spin-off of the Company, to be resolved on at the ESM called in this date to be held on January 31, 2021, with the transfer of the spun-off stockholders’ equity, composed of the Spun-off Portion plus the amount corresponding to ten million Brazilian reais (R$ 10,000,000.00) (“Company’s Spun-off Portion), to Newco, the company to be incorporated on the same date of the ESM, and the assignment to the Company’s stockholders of 4,958,290,359 common and 4,845,844,989 preferred shares issued by Newco, in the same number, type and proportion of the shares held by these stockholders in the Company itself (“Company Spin-off”), complying with item 9 below. The purpose of the Transaction is segregating Itaú Unibanco conglomerate’s business line related to the investment in XP into Newco, so that the Company’s stockholders also become Newco’s stockholders and hold the same number, type and proportion of the shares they hold in the Company itself.

page 3 3. Main benefits, costs and risks of the Transaction 3.1.Main benefits After the Transaction is implemented, the Company’s stockholders will receive equity interest in Newco, in the same number, type and proportion of the shares they hold in the Company. Accordingly, the Company’s stockholders will continue to hold the same equity interest they currently do in the Company and will also become stockholders of Newco, whose sole asset will be the investment in XP. This will enable the Company and Newco to operate independently, with well-defined business goals, and also the Company’s stockholders to hold shares issued by both companies, thus being assured a more direct interest in the investment in XP, in a scenario of increased liquidity and with the possibility to increase the market value of their investments. The main benefit of the Transaction is the potential value creation to the Company’s stockholders. 3.2.Costs The costs involved in carrying out and implementing the Transaction are estimated at approximately thirteen million Brazilian reais (R$ 13,000,000.00), including expenses on publication of corporate acts and fees payable to independent auditors, appraisers, and other professionals engaged to assist the Transaction. 3.3.Risks Considering that (i) the Company already indirectly holds 100% of the shares issued by ITB Holding and that the Company already directly holds 100% of the shares issued by Itaú Unibanco S.A. and, therefore, in the ITB Holding Spin-off, the merger into Itaú Unibanco S.A. of the Spun-off Portion refers to the merger of the stockholders’ equity already indirectly held by the Company; (ii) in the Itaú Unibanco S.A. Spin-off, the merger into the Company of the Spun-off Portion refers to the merger of the stockholders’ equity already indirectly held by the latter; (iii) in the Company Spin-off, the Company’s Spun-off Portion will be transferred to Newco, the company to be incorporated with the same stockholding base of the Company; and (iv) Newco’s activities will be restricted to the ownership of the investment in XP, which is currently indirectly held by the Company, and the Company understands that the Transaction will not increase its risk exposure or impact its activities, the securities it issues and the risks to which stockholders, investors and stakeholders of the Company are already exposed. Accordingly, the Company identifies no risk factors other than those described in “Section 4” of its Reference Form. As financial institutions, the Company and Itaú Unibanco S.A. are subject to the rules issued by the National Monetary Council (“CMN”) and to the rules and inspection by the Central Bank of Brazil. In this regard, the intended Transaction is dependent upon the approval from the Central Bank of Brazil, in accordance with CMN Resolution No. 4,122/2012. Additionally, there are risks associated with price variations in shares issued by the Company and, in due course, by Newco, after it starts trading its own shares, and these risks are inherent in capital markets and incurred by all Company’s stockholders, who will also be Newco’s stockholders.

page 4 4. Ratio of exchange of shares and criteria for its set-up The Transaction will not involve share exchange as the Spun-off Portion is already included in the Company’s stockholders’ equity, and the Company already holds, directly or indirectly, the totality of the capital stock of ITB Holding and Itaú Unibanco S.A. Accordingly, the merger of the Spun-off Portion into the Company will not result in increase in the Company’s capital or the issue of new shares. Regarding the partial spin-off of the Company, with the resulting capital reduction and transfer of its Spun-off Portion to Newco, the Company’s stockholders will receive shares issued by Newco in the same number, type and proportion of the shares held by these stockholders in the Company. 5. Main assets and liabilities making up each portion of the stockholders’ equity, in case of a spin-off The Spun-off Portion, whose net book value determined by PricewaterhouseCoopers Auditores Independentes (“Appraiser”) is eight billion, five hundred eighty-five million, four hundred twenty-three thousand, eight hundred sixty-two Brazilian reais and eighty-five cents (R$ 8,585,423,862.85), as of September 30, 2020, is made up solely of the equity interest in XP’s capital stock, corresponding to two hundred twenty-six million, five hundred twenty-three thousand, three hundred four (226,523,304) shares of its own issue. The Company’s Spun-off Portion is made up of the Spun-off Portion plus the amount in cash corresponding to ten million Brazilian reais (R$ 10,000,000.00), to be transferred to Newco’s cash to support its initial transactions and the Listing processes (described in item 9 below). 6. Whether the transaction was or will be submitted to approval from Brazilian or foreign authorities The intended Transaction is subject to approval by the Central Bank of Brazil, in accordance with CMN Resolution No. 4,122/2012, and from CADE, the Brazilian anti-trust authority, in accordance with Article 90, item II, of Law No. 12,529/2011, and from regulatory authorities in the United States and in the United Kingdom regarding the inclusion of Newco in XP stockholding network. 7. In transactions involving parent companies, subsidiaries or companies under common control the share exchange ratio is calculated in accordance with Article 264 of Brazilian Corporate Law In the ITB Holding Spin-off, the appraisal provided for in Article 264 of Brazilian Corporate Law is not required, given the absence of minority stockholders and the lack of share exchange or capital increase in the corresponding new company.

page 5 In the Itaú Unibanco S.A. Spin-off, the appraisal provided for in Article 264 of Brazilian Corporate Law is not required, given the absence of minority stockholders and the lack of share exchange or capital increase in the corresponding new company. In the Company Spin-off, the preparation of the appraisal report addressed by Article 264 of Brazilian Corporate Law is not applicable, given that it is a spin-off transaction of its own and also because Newco’s stockholding base should have the same stockholding structure of the Company, since the Company’s stockholders will receive the same number and type of shares issued by Newco. 8. Application of right of dissent and reimbursement amount No right of dissent will be provided to the Company’s stockholders arising from the Spin-off of the Company, since the Transaction will not result in (i) change of the Company’s corporate purpose; (ii) reduction in mandatory dividend; or (iii) interest in a group of companies, as provided for in Articles 136 and 137 of Brazilian Corporate Law. As provided for in Article 223 of Brazilian Corporate Law, the term for having Newco’s shares admitted to trading on the secondary market is one hundred twenty days (120) from the date of the ESM, and in case of noncompliance stockholders will be entitled to withdraw from Newco, with the net book value of its shares being reimbursed within thirty (30) days following the end of such term. 9. Miscellaneous    Newco will submit a request (i) for registration as a publicly-held company in the “A” category before the Brazilian Securities and Exchange Commission (CVM), in accordance with CVM Instruction No. 480/2009, (ii) so that its shares are listed on B3 S.A.– Brasil, Bolsa, Balcão; and (iii) so that its American Depositary Receipts (“ADRs”) are listed on the New York Stock Exchange—NYSE (jointly referred to as the “Listings”). The distribution of Newco’s shares and ADRs to the stockholders and holders of ADRs of the Company, as a result of the Company Spin-off, will take place after the Listings, according to the cut-off date and the procedures to be informed in due course. The shares issued by the Company will continue to be traded with the right to receive the shares issued by Newco until the cut-off date, which, once determined, will be informed to the market through a Notice to Stockholders. Nevertheless, the Transaction, that is, the legal and accounting segregation of the Company and Newco, will come into force on the date it is approved by stockholders at the Extraordinary General Stockholders’ Meeting (ESM), provided that all previously required authorizations are obtained by said date.

page 6 The Protocol and Justification, the Appraisal Report of the Company’s Spun-off Portion, and other information and documents related to the Transaction, including those required by Attachments 20-A and 21 to CVM Instruction No. 481/2009, are attached to the ESM Manual, disclosed as of this date, and are available to the Company’s stockholders at its head office, on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), and on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br). São Paulo (SP), December 31, 2020. RENATO LULIA JACOB Head of Investor Relations and Market Intelligence